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                             June 4, 2021

       David A. Steinberg
       Chief Executive Officer and Chairperson
       Zeta Global Holdings Corp.
       3 Park Ave, 33rd Floor
       New York, NY, 10016

                                                        Re: Zeta Global
Holdings Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 1, 2021
                                                            File No. 333-255499

       Dear Mr. Steinberg:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 28, 2021 letter.

       Amendment No. 3 to Form S-1

       The Offering, page 13

   1. You state that the shares outstanding after the offering include the exercise of 8,360,432 warrants to purchase
shares of Class A common stock. Please tell us how the number of warrants disclosed here
compares to the 3,093,095 and 1,973,763 warrants per Note 16 and to the 5,400,131
warrants as supplementally provided by the company. To the extent additional warrants
were granted in anticipation of the offering or the exercise terms of existing warrants were
modified, please revise to disclose this information in your financial statement
footnotes and include a discussion of the accounting for such warrants.
 David A. Steinberg
FirstName
Zeta GlobalLastNameDavid
             Holdings Corp. A. Steinberg
Comapany
June 4, 2021NameZeta Global Holdings Corp.
June 4,
Page 2 2021 Page 2
FirstName LastName
2. In the first bullet point on page 14, you state that the shares outstanding after the offering give effect to the reclassification of 3,054,318 shares of your existing Series B common stock and 26,722,208 shares of Series A common stock into shares of Class A common stock. Please revise to clarify that 70,108,628 restricted shares will also be reclassified to
         Class A common stock. Also clarify that 8,553,864 of such restricted shares vested upon the offering, a portion of which were repurchased as part of the Stock Repurchase and Tax
         Withholding transactions.
Dilution, page 51

3. Please revise your historical, pro forma and pro forma, as adjusted net tangible book value
         (deficit) and related net tangible book value per share calculations to exclude your intangible assets.
Certain Relationships and Related Party Transactions, page 118

4. As requested in prior comment 3, please disclose the value of your officers' and directors'
         restricted stock awards that are vesting in connection with the offering based upon the IPO price. Provide this disclosure under "Stock Repurchase" and "Treatment of Directors
         Restricted Stock in Connection with this Offering" on page 119.
Exhibits

5.       Please file a complete and updated legality opinion.
        You may contact David Edgar, Senior Staff Accountant, at 202-551-3459 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statement or related matters. Please contact Kathleen Krebs, Special Counsel, at
202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Joel H. Trotter, Esq.